CHINA BIO ENERGY HOLDING GROUP CO., LTD.
DONGXIN CENTURY SQUARE, 7TH FLOOR
HI-TECH DEVELOPMENT DISTRICT
XI’AN. SHAANXI PROVINCE, PRC 710043

January 9, 2008

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: China Bio Energy Holding Group Co., Ltd.
Registration Statement on Form S-1
Filed December 7, 2007
File No. 333-147953

VIA EDGAR—CORRESP

Dear Mr. Schwall:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on December 26, 2007. In connection with that comment letter, the SEC suggested that we consider submitting an amendment to the Registration Statement on Form S-1 filed with the SEC on December 7, 2007 (the “Registration Statement”). We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our response, the Staff determines that the amendments we intend to make to the Registration Statement are insufficient or do not appropriately address the Staff’s comments and that further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. If the Staff agrees with the amendments, we will promptly file an amendment to the Registration Statement (the “Amendment”) with the SEC.

1.	The filing does not include financial statements of the registrant or information reflecting the impact of the October 23, 2007 share exchange.

In response to the first part of the Staff’s comment, in the Amendment, the registrant intends to include the financial statements of International Imaging Systems, Inc., the shell company registrant prior to the October 23, 2007 share exchange, for the three years ended December 31, 2006, 2005 and 2004 and the financial statements as of, and for the nine month period ended September 30, 2007. The registrant also intends to include a subsequent event footnote in the Notes to the Financial Statements as of and for the nine month period ended September 30, 2007, which discloses the October 23, 2007 share exchange and discloses the effect to the existing common stockholders as of September 30, 2007 and subsequent to the October 23, 2007 share exchange.

In response to the second part of the Staff’s comment, in the Amendment the Registrant intends to include pro forma financial statements as of September 30, 2007. These proforma financial statements will disclose the proforma effect and impact, to the Registrant, and the Registrant’s existing common stockholders as of September 30, 2007 and subsequent to the October 23, 2007 share exchange. The following are the pro forma financial statements we intend to include in the Amendment for your review.

CHINA BIO ENERGY HOLDING GROUP CO., LTD.
(formerly known as International Imaging Systems, Inc.)
Index to Unaudited Pro Forma Combined Financial Statements

Pages

Introduction to Unaudited Pro Forma Combined Financial	F-xx

Unaudited Pro Forma Combined Balance Sheet - September 30, 2007	F-xx

Notes to Unaudited Pro Forma Combined Financial Statements	F-xx

F-xx

CHINA BIO ENERGY HOLDING GROUP, CO. LTD.
(formerly known as International Imaging Systems, Inc.)
Introduction to Unaudited Pro Forma Combined Financial Statements

The following unaudited pro forma combined financial statements are presented to illustrate the estimated effects of International Imaging Systems, Inc. (“IIS”) having entered into a Share Exchange Agreement (the “Exchange Agreement”), on October 23, 2007, with Baorun China Group Limited, a company organized under the laws of Hong Kong (“Baorun China”), together with the shareholders of Baorun China (the “Shareholders”) who are the Redsky Group Limited (“Redsky Group”) a British Virgin Island (“BVI”) Company and Princeton Capital Group LLP, a New Jersey limited liability partnership. The Shareholders together own shares constituting 100% of the issued and outstanding ordinary shares of Baorun China (the “Baorun Shares”). Pursuant to the terms of the Exchange Agreement, the Shareholders transferred to IIS all of the Baorun Shares in exchange for the issuance of 23,954,545 (the “Shares”) shares of IIS common stock (the “Share Exchange’). As a result of the Share Exchange, Baorun China became a wholly-owned subsidiary of IIS, with the Shareholders of China Baorun acquiring approximately 94% of the issued and outstanding stock of IIS, effectively obtaining operational and management control of IIS. Baorun China was established in September 2007 by Redsky Group Limited. Subsequent to the establishment of Baorun China, they formed Redsky Industrial (Xi’an) Co., Ltd. (“Redsky China”) a company incorporated under the laws of the People’ Republic of China (“PRC”). Redsky China has executed a series of exclusive contractual agreements with Xi’an Baorun Industrial Development Co. Ltd. (“Xi’an Baorun”), a PRC company that operates in the development, exploration, production and distribution of bio-diesel and the wholesaling and processing of heavy oil and finished oil products. By utilizing several scientific innovations and technologies, Xi’an Baorun is able to make use of vegetable oils, animal oils, and the excess waste oils and waste extracts to produce environmentally-friendly bio-diesel products. As a result of Redsky China’s having entered into the series of exclusive contractual agreements with Xi’an Baorun, IIS has secured significant rights to influence Xi’an Baorun’s business operations, policies and management, to approve all matters requiring shareholder approval, and the right to receive 100% of income earned by Xi’an Baorun. In addition, to ensure that Xi’an Baorun and its shareholders perform certain obligations under their contractual arrangement, the Xi’an Baorun shareholders have pledged to Redsky China all of their equity interests in Xi’an Baorun. Redsky China, nor China Baorun or IIS, have an equity interest in Xi’an Baorun. Under current PRC rules, with regards to corporate ownership of domestic companies, the ownership of companies operating in the finished oil industry is restricted to domestic Chinese companies. Accordingly, Redsky China established the series of exclusive contractual agreements, under PRC regulations, to achieve the benefits that would have resulted with an equity interest in Xi’an Baorun.

On November 14, 2007, IIS formed a corporation under the laws of the State of Delaware called China Bio Energy Holding Group Co., Ltd. ("Merger Sub") and on November 14, 2007, acquired one hundred shares of Merger Sub's common stock. As such, Merger Sub became a wholly-owned subsidiary of IIS.

On November 15, 2007, Merger Sub was merged with and into IIS. Pursuant to the terms of that certain Agreement and Plan of Merger by and between Merger Sub and IIS, as a result of the merger, the corporate name of IIS was changed to “China Bio Energy Holding Group Co., Ltd.” Prior to the merger, Merger Sub had no liabilities and nominal assets and, as a result of the merger, the separate existence of Merger Sub then ceased. IIS was the surviving corporation in the merger and, except for the name change there was no change in the directors, officers, capital structure or business of IIS.

For accounting purposes, the Exchange Agreement has been accounted for as a reverse acquisition under the purchase method for business combinations, and accordingly the transaction has been treated as a recapitalization of Baorun China, with Baorun as the acquirer. The shares issued in the transaction are treated as being issued for cash and are shown as outstanding for all periods presented in the same manner as for a stock split. Pro forma information is only presented for the balance sheet, as on the date of the Exchange Agreement, IIS was considered a public shell and accordingly, the transaction was not considered a business combination. In these Pro Forma Combined Financial Statements, hereafter the reference to IIS, Baorun China, Redsky Group, Redsky China, and Xi’an Baorun are referred to as the “Company”, unless specific reference is made to that entity.

Concurrent with the Share Exchange, the Company also entered into a securities purchase agreement (the “Purchase Agreement”) with one accredited investor. (the “Investor”) for the sale of securities, consisting of (i) 1,000,000 shares of the Company’s Series A convertible preferred stock (the “Preferred Shares”), (ii) a series A-1 warrant to purchase 3,409,091 shares of the Company’s common stock at an exercise price of US$3.00, and (iii) a Series A-2 warrant to purchase 2,272,728 shares of the Company’s common at an exercise price of US$4.40 (the Series A-1 and Series A-2 warrants, collectively the “Warrants”), for aggregate gross proceeds equal to $10,000,000 (the “Financing”). Each Preferred Share is convertible into a number of fully paid and nonassessable shares of common stock equal to the quotient of the liquidation preference amount per Preferred share, or $10.00, divided by the conversion price, which initially is $2.20 per share, subject to certain adjustments, or approximately 4,545,455 shares of common stock if all 1,000,000 shares of Preferred Shares converted.

In connection with the Financing, the Company also entered into a registration rights agreement (the “Financing Registration Rights Agreement”) with the Investor in which we agreed to file a registration statement (the “Financing Registration Statement”) with the Securities and Exchange Commission to register the shares of common stock underlying the Preferred Shares (the “Conversion Shares”)on the day that is the 45th day following the later of (i) sixty (60) days following the sale of all of the securities included in the Insider Registration Statement, and (ii) six (6) months following the effective date of the Insider Registration Statement, or any subsequent registration statement with respect thereto, or such earlier date as permitted by the SEC. The Company has agreed to use their best efforts to have the Financing Registration Statement declared effective within 105 calendar days of the filing of the Financing Registration Statement, or 135 calendar days of such filing. The Company will pay liquidated damages of 1% of the dollar amount of the Preferred Shares sold in the Financing per month, payable in cash, up to a maximum of 10%, if the Financing Registration Statement is not filed and declare effective within the foregoing time periods. However, the Company will not be required to pay any liquidated damages in the event the SEC does not permit all of the Conversion Shares to be included in a Registration Statement because of its application of Rule 415.

The unaudited pro forma combined balance sheet as of September 30, 2007 assumes that the Exchange Agreement and the Purchase Agreement were consummated on September 30, 2007. The information presented in the unaudited pro forma combined financial statements does not purport to represent what the financial position would have been had the Exchange Agreement and the Purchase Agreement occurred as of September 30, 2007, nor is it indicative of future financial position. You should not rely on this information as being indicative of the historical result that would have been achieved had the companies always been combined, or the future result that the combined company will experience after the Exchange Agreement and the Purchase Agreement are consummated.

The pro forma adjustments are based upon available information and certain assumptions that the Company believes is reasonable under the circumstances. The unaudited pro forma balance sheet should be read in conjunction with the accompanying notes and assumptions and the historical financial statements of IIS and Xi’an Baorun.

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CHINA BIO ENERGY HOLDING GROUP, CO. LTD.
(formerly known as International Imaging Systems, Inc.)
Proforma Balance Sheet
September 30, 2007

				China Bio
				Energy
				Holding
				Group Co., Ltd
	Xi'an			(formerly
	Baorun	Redsky	Baorun	known as
	Industrial	Industrial	China	International
	Development	(Xi'an)	Group	Imaging		Proforma	Proforma
	Co., Ltd.	Co., Ltd.	Limited	Systems, Inc.)		Adjustments	Consolidated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
ASSETS

Current Assets
Cash	$456,503	$-	$-	$79,950	(2)	$10,000,000	$10,536,453
Accounts receivable, net	6,989,194	-	-	-		-	6,989,194
Other receivable	242,647	-	-	-		-	242,647
Advance to suppliers	3,052,842	-	-	-		-	3,052,842
Inventory	11,782,610	-	-	-		-	11,782,610
Due from related party	113,647	-	-	-		-	113,647
Advance to shareholders	-	-	-	-		-	-
Deferred expenses	44,381	-	-	-		-	44,381
Restricted cash	1,065,559	-	-	-		-	1,065,559
Total current assets	23,747,383	-	-	79,950		10,000,000	33,827,333

Plant and Equipment, net	710,939	-	-	-		-	710,939
Construction in Progress	2,996,914	-	-	-		-	2,996,914

	$27,455,236	$-	$-	$79,950		$10,000,000	$37,535,186

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$1,573,495	$-	$-	$36,461		$-	$1,609,956
Advance from customers	78,651	-	-	-		-	78,651

Notes payable	1,730,841	-	-	-		-	1,730,841
Advance from shareholder	27,401	-	-	-		-	27,401
Other payable	506,419	-	-	-		-	506,419
Consumption taxes payable	539,144	-	-	-		-	539,144
Short-term loans	1,664,270	-	-	-		-	1,664,270
Current portion of long-term notes payable	48,900	-	-	-		-	48,900
Total current liabilities	6,169,121	-	-	36,461		-	6,205,582

Long-term notes payable	58,874	-	-	-		-	58,874
Total Liabilities	6,227,995	-	-	36,461		-	6,264,456

Stockholders' Equity (Deficit):
Preferred stock, Par value $.001 per share;
1,000,000 shares authorized,
-0- shares issued and outstanding	-	-	-	-	(2)	1,000	1,000
Common stock, Par value $.001 per share;
79,000,000 shares authorized,
1,466,573 shares issued and outstanding	-	-	-	147	(1)	23,955	24,102
Common stock, Par value $1 per share;
10,000 shares authorized, 10,000 share issued and outstanding	-	-	1,280	-	(4)	(1,280)	-
Additional paid-in-capital				1,719,997	(1,2,3,4)	10,835,902	12,555,899
Members Equity	2,536,232	-	-	-	(4)	(2,536,232)	-
Retained earnings (accumulated deficit)	17,560,308	-	(1,280)	(1,579,079)	(3)	1,579,079	17,559,028
Deficit accumulated during the development stage	-	-	-	(97,576)	(3)	97,576	-
Accumulated other comprehensive income	1,130,701	-	-	-		-	1,130,701
Total Stockholders’ Equity (Deficit)	21,227,241	-	-	43,489		10,000,000	31,270,730

	$27,455,236	$-	$-	$79,950		$10,000,000	$37,535,186

See notes to pro forma financial statements.
F-xx

CHINA BIO ENERGY HOLDING GROUP, CO. LTD.
(formerly known as International Imaging Systems, Inc.)
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
September 30, 2007

The Exchange Agreement, entered into on October 23, 2007, is deemed to be a reverse acquisition. In accordance with the Accounting and Financial Reporting Interpretations and Guidance prepared by the staff of the U.S. Securities and Exchange Commission, International Imaging Systems, Inc. (the “IIS”) (the legal acquirer of Baorun China) is considered the accounting acquiree and Baorun China Group Limited, a company organized under the laws of the Hong Kong (“Baorun China”) (the legal acquiree of IIS) is considered the accounting acquirer. The consolidated Balance Sheet of the combined entity will in substance be those of Baorun China, with the assets and liabilities, and revenues and expenses, of IIS being included effective from the date of consummation of the Exchange Agreement. IIS is deemed to be a continuation of the business of Baorun China. The outstanding stock of IIS prior to the Exchange Agreement will be accounted for at their net book value and no goodwill will be recognized. As of September 30, 2007, IIS had 1,466,573 common shares issued and outstanding. These shares are reflected as the recapitalization of IIS, as a result of the reverse merger. These outstanding shares are accounted for at the net book value of IIS prior to the Exchange Agreement or $43,489. As a result of the Exchange Agreement, Baorun China became a wholly-owned subsidiary of IIS, or the Company, and the shareholders of Baorun China acquired approximately 94% of IIS’s issued and outstanding common stock with the issuance of 23,954,545 IIS common shares. The management of IIS and the current 1,466,573 share holders of IIS as of September 30, 2007 will no longer have effective control of IIS, or the Company, subsequent to the Exchange Agreement. In addition to, and concurrent with the Exchange Agreement, the Company entered into a Purchase Agreement, whereby they sold to one accredited investor 1,000,000 shares of their Series A Preferred Stock. If the Preferred Shares should convert to common shares, the existing 1,466,573 common shareholders of the company as of September 30, 2007, will see a further dilution of their ownership of the common shares of the company. Subsequent to the Exchange Agreement, the existing common stockholders of the company saw their 100% interest in the company common stock reduced to approximately 5%, with a potential further reduction if all Preferred Shares should convert.

The Company does not have an equity interest in Xi’an Baorun, as current PRC regulations restrict ownership of companies operating in the finished oil industry to domestic Chinese entities. The Company has entered into the series of exclusive contractual agreements with Xi’an Baorun, through their acquisition of their Hong Kong subsidiary Baorun China, which has established Redsky China, a Chinese subsidiary, which ultimately entered into these contractual agreements with Xi’an Baorun. As a result of Redsky China’s contractual relationship with Xi’an Baorun, IIS has secured significant rights to influence Xi’an Baorun’s business operations, policies and management, to approve all matters requiring shareholder approval, and the right to receive 100% of income earned by Xi’an Baorun. In addition, to ensure that Xi’an Baorun and its shareholders perform certain obligations under their contractual arrangements, the Xi’an Baorun shareholders have pledged to Redsky China all of

F-xx

their equity interests in Xi’an Baorun. Based on the Company’s contractual relationship with Xi’an Baorun, they have determined a variable interest entity has been created in accordance with FASB Interpretations - FIN 46(R): Consolidation of Variable Interest Entities (as amended) (“FIN 46 (R)”). Under FIN 46 (R), Xi’an Baorun is presented as a consolidated subsidiary of the Company.

Subsequent to the Exchange Agreement, on November 14, 2007, IIS formed a corporation under the laws of the State of Delaware called China Bio Energy Holding Group Co., Ltd. ("Merger Sub") and on November 14, 2007, acquired one hundred shares of Merger Sub's common stock. As such, Merger Sub became a wholly-owned subsidiary of IIS. On November 15, 2007, Merger Sub was merged with and into IIS. Pursuant to that certain Agreement and Plan of Merger by and between Merger Sub and IIS, as a result of the merger, the corporate name of IIS was changed to “China Bio Energy Holding Group Co., Ltd.” Prior to the merger, Merger Sub had no liabilities and nominal assets and, as a result of the merger, the separate existence of Merger Sub then ceased. IIS was the surviving corporation in the merger and, except for the name change provided for in the Agreement and Plan of Merger, there was no change in the directors, officers, capital structure or business of the IIS.

Unaudited pro forma adjustments reflect the following transaction:

1)	To reflect the acquisition of Baorun China, through the issuance of 23,954,545 shares of the Company in accordance with the Exchange Agreement

Additional paid-in-capital	23,955
Common stock, at par		23,955

2)
To reflect the Purchase Agreement, to be consummated concurrently with the Exchange Agreement. Under the terms of the Purchase Agreement the Company sold to an investor (the “Investor”) 1,000,000 shares of Series A convertible preferred stock for $10,000,000 and the investor received a Series A-1 warrant to purchase 3,409,091 shares of the Company’s common stock at an exercise price of US$3.00, and a Series A-2 warrant to purchase shares 2,272,728 shares of the Company’s common at an exercise price of US$4.40.

Cash	10,000,000
Series A convertible preferred stock, at par		1,000
Additional paid-in-capital		9,999,000

3)	To recapitalize the Company, (or reverse merger), through the elimination of IIS accumulated deficit and their deficit accumulated during their development stage into additional paid-in-capital.

Additional paid-in-capital	1,676,655
Accumulated deficit - IIS		1,579,079
Deficit accumulated during the development stage		97,576

4)	To consolidate the equity of Xi’an Baorun and Baorun China, through its elimination, into the Company

Members Equity - Xi’an Baorun	2,536,232
Common stock - Baorun China, at par	1,280
Additional paid-in-capital		2,537,512

 F-xx

Due to the 13 hour time difference, it may be difficult to schedule a time to directly discuss the foregoing with you. If you have any further questions, please feel free to contact our U.S. legal counsel, Mitchell S. Nussbaum at Loeb & Loeb LLP at 212-407-4159, or Tahra Wright at Loeb & Loeb LLP at 212-407-4122, who will assist us with filing the Amendment and can make arrangements to set up a conference call if needed.

Sincerely,

China Bio Energy Holding Group Co., Ltd.

By: /s/ Gao Xincheng
Name: GaoXincheng
Title:   Chief Executive Officer and President